Daniel I. Goldberg +1 212 479 6722 dgoldberg@cooley.com	VIA EDGAR

August 22, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Bednarowski
Justin Dobbie

RE:	X4 Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed August 9, 2019
File No. 333-233161

Ladies and Gentlemen:

On behalf of our client, X4 Pharmaceuticals, Inc. (the “Company”), we are submitting this letter in response to a comment (the “Comment”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 14, 2019 (the “Comment Letter”) with respect to the Company’s registration statement on Form S-3 filed with the Commission on August 9, 2019 (the “Registration Statement”). In connection with its response, the Company will also be filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have incorporated the Comment into this response letter in italics.

Registration Statement on Form S-3

Description of Capital Stock

Anti-Takeover Provisions

Exclusive Forum Selection, page 15

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

August 22, 2019

Page Two

RESPONSE: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 1 to clarify the intent of the Company’s forum selection provision. The Company currently has a separate risk factor set forth in its periodic reports titled “Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between the Company and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or our directors, officers, employees or stockholders.” In future annual reports on Form 10-K and other future flings were applicable, the Company advises the Staff that it will revise this risk factor to clarify that its forum selection provision does not apply to actions arising under the Securities Act or Exchange Act.

***

We hope that the revisions reflected in Amendment No. 1 will be acceptable to the Staff. Please contact me at (212) 479-6722 or Courtney Thorne of Cooley LLP at (617) 937-2318 with any questions or further comments regarding the Registration Statement or our response to the Comment.

Sincerely,

/s/ Daniel I. Goldberg

Daniel I. Goldberg

Enclosure

cc:	Paula Ragan, Ph.D., Chief Executive Officer, X4 Pharmaceuticals, Inc.

Adam S. Mostafa, Chief Financial Officer, X4 Pharmaceuticals, Inc.

Courtney T. Thorne, Cooley LLP